Top Win International Ltd.

33/F Sunshine Plaza

353 Lockhart Road

Wan Chai, Hong Kong

November 25, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Valeria Franks

Angela Lumley

Jenna Hough

Dietrich King

Re:	Top Win International Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted October 11, 2024

CIK No. 0002033515

Ladies and Gentlemen:

We are in receipt of the comment letter dated October 24, 2024 regarding Top Win International Ltd. (the “Company”, “Top Win” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page,

1.	We note your revised disclosure pursuant to prior comment 2 and reissue in part. Please revise the cover page to discuss risks and consequences relating to the enforceability of civil liabilities in Hong Kong. We also note your response that you do not believe you are subject to China’s EIT Law. Please revise your disclosure here to affirmatively state that you are not subject to this law.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the cover page to discuss risks and consequences relating to the enforceability of civil liabilities in Hong Kong. We have also revised the disclosure to affirmatively state that we are not subject to EIT Law.

General

2.	We note your revised disclosure and response to prior comment 25 and reissue in part. If you did not rely on counsel for the basis of your conclusions regarding regulations in China, please revise your disclosure to explain why you did not rely on counsel, as well as the basis for your conclusions. We also note your revisions, such as on page 12, 28, and 108, regarding your legal conclusions according to the opinion of your Hong Kong counsel. These instances appear to be cases were you are relying on the opinion of counsel as an expert. As such, please revise these disclosures to characterize them as opinions of counsel and name counsel.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure to explain the reason why we did not rely on PRC counsel. In addition, we have also revised the disclosures to characterize the legal conclusions as opinions of counsel and name them accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Kwan Ngai
Name:	Kwan Ngai
Title:	Chief Executive Officer